UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 18, 2025

Date of Report: (Date of earliest event reported)

USA Opportunity Income One, Inc.

(Exact name of issuer as specified in its charter)

Puerto Rico	66-0985204
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

404 Ave Constitucion # 208

San Juan, Puerto Rico 00901

(Full mailing address of principal executive offices)

(800) 305-5310

(Issuer’s telephone number, including area code)

USA Real Estate Bonds

(Securities issued pursuant to Regulation A)

EXPLANATORY NOTE

This Amendment No. 1 to Current Report on Form 1-U/A amends the Current Report on Form 1-U filed by USA Opportunity Income One, Inc., a Puerto Rico corporation (the “Company”) on February 27, 2025 (the “Original Filing”), solely to correct an error with regards to the use of proceeds from the Company’s Regulation A Offering, as corrected below.

Item 9. Other Events

As reported in the Original Filing, on February 18, 2025, the Company’s board of directors decided to terminate the Company’s offering of up to $75,000,000 of its “USA Real Estate Bonds” consisting of (i) “7% USA Real Estate Bonds” and (ii) “12% USA Real Estate Bonds” on a best efforts basis in increments of $1,000, in a “Tier 2 Offering” under Regulation A (the “Offering”) under Securities and Exchange Commission (“SEC”) File No. 024-11699, with such termination effective immediately.

The Offering was originally qualified by the SEC on March 9, 2022. The Company filed Post-Qualification Amendment No. 1 on March 9, 2023, and filed Post-Qualification Amendment No. 2 on March 29, 2023, which was qualified by the SEC on April 10, 2023. Subsequently, the Company filed Post-Qualification Amendment No. 3 on March 6, 2024, Post-Qualification Amendment No. 4 on April 9, 2024, Post-Qualification Amendment No. 5 on May 7, 2024, and Post-Qualification Amendment No. 6 on May 21, 2024, which was qualified by the SEC on June 6, 2024. The Offering commenced on March 10, 2022. The Offering costs, which were accounted for as operating expenses, consisted of $196,000, which included $7,250 for placement agent fees and $188,750 for legal and accounting fees.

In the Offering the Company sold one 7% USA Real Estate Bond for $1,000 and four 12% USA Real State Bonds for $195,000. The Company used the proceeds received for general corporate purposes.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

USA Opportunity Income One, Inc.

	By:	/s/ Dania Echemendia
	Name:	Dania Echemendia
	Title:	President

Date: March 31, 2025